Confidential treatment of the indicated portions of this letter has been requested by Popular, Inc. pursuant to
17 C.F.R. 200.83.
April 9, 2009
Mr. Amit Pande
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Dear Mr. Pande:
We acknowledge receipt of your letter dated March 26, 2009. Included below are our responses to your comments regarding Popular, Inc.’s (the “Corporation” or the “Company”) Form 10-K for the year ended December 31, 2007, Form 10-Qs for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, Form 8-Ks filed on January 22, 2009 and January 27, 2009, and Form 10-K for the year ended December 31, 2008.
File No. 0-13818
Exhibit 13.1 The Corporation’s Annual Report to Shareholders for the year ended December 31, 2007
Financial Statements for the three-year period ended December 31, 2007
Note 23, Retained interests on transfers of financial assets page 115
1.	We note your response to comment 1 of our February 13, 2009 letter. We do not believe that SFAS No. 140 provides a basis for reassessing the appropriate accounting for a transfer as a result of management taking non-substantive actions. Please explain to us what motivated you in December 2007 to amend the provisions of the related PSAs to delete the Discretion Provisions. Please tell us whether you had ever exercised your ability to use any of these provisions, and whether when you removed these provisions you had any expectation that the provisions would be used. Also, please clarify whether you believe the removal of these provisions had an impact on the expected cash flows of the assets held by the trust, and if so in what way.

Management Comments
We are unclear as to the basis for the Staff’s belief that SFAS No. 140 incorporates a “substantive action” test for assessing the appropriate accounting treatment of a transfer under this Statement. The Corporation’s basis for the recharacterization derives from the well-established principle that SFAS No. 140 can be applied in multiple stages. If a transfer does not initially qualify for sale accounting because certain provisions of the transaction caused it to fail to meet the criteria for sale accounting, such as for example a right of repurchase or recourse, and those provisions are later removed, it is appropriate to apply sale accounting at the time such provisions are eliminated. As originally structured, the servicer was given unusually broad discretion to carry out certain duties. It is the opinion of the Corporation that such broad discretion in favor of the servicer, also a transferor, was clearly inconsistent with the requirements of paragraph 35(d). A similar analysis applies to the ability of certain of the subject trust funds to acquire derivatives post closing, which in the opinion of the Corporation violated paragraph 35(c). Once these discretionary provisions were removed, all of the other criteria for sale accounting were met; therefore, it was appropriate to adopt sale accounting at that time.
Even if we adopt for argument’s sake the Staff’s position that a “substantive action” requirement should be read into SFAS No. 140, it is difficult to argue that deleting the provision that granted certain of the subject trust funds the ability to acquire derivative contracts post closing with no limitation on the use of trust assets for such purposes or deleting the provision that allowed the servicer to sell loans with respect to which, in its sole discretion, it believed default was imminent should not be considered substantive actions. For example, depending on the circumstances, the servicer could have used the discretionary loan sale provision to improve its economic position by selling a poorly performing loan, thereby relieving itself of related advance obligations and minimizing servicing costs that it would have otherwise incurred in connection with the related foreclosed property or real estate owned. Accordingly, under this scenario, deletion of the discretionary loan sale provision should be considered to have been a “substantive action” with respect to the servicer.
As explained in the Corporation’s prior response letters, the recharacterization was motivated by fundamental changes in the business model of PFH, namely the Corporation’s decision to exit the subprime mortgage origination business. An integral part of this strategy was to reduce the Corporation’s exposure to subprime assets. Accordingly, a series of actions were taken to achieve a downsizing in 2007, which included the adoption in January 2007 of a restructuring plan at PFH, the holding company of Equity One (the “PFH Restructuring Plan”). The PFH Restructuring Plan called for PFH to exit the wholesale subprime mortgage loan origination business during early first quarter of 2007 and to shut down the wholesale broker, retail and call center business divisions. These origination channels were the primary source of Equity One’s securitized loans. Additionally, in the later part of 2007 the Company entered in negotiations to sell certain assets to a third-party. In the first quarter of 2008, the Corporation signed an agreement to sell a significant portion of Equity One’s mortgage and consumer loan portfolio approximating $1.4 billion and closed its consumer branch network. Further actions were taken in 2008 to discontinue the PFH business, including the sale of over $1 billion in assets between September and November 2008 and an exit from the third-party servicing business. These transactions are described in detail in the 2008 Form 10-K.
Because the mortgage loans transferred to the securitization trusts had already been “sold” for legal purposes, the Corporation could not legally dispose of them. Accordingly, the Corporation decided that the recharacterization transactions were the most appropriate way to remove these assets from its balance sheet and thereby reflect the implementation of the Corporation’s stated purpose of limiting its exposure to subprime assets. As a related matter, the Corporation was continuing to receive inquiries from investors that were confused by the on-balance accounting treatment of these transactions. They found it confusing that these assets remained on the Corporation’s balance sheet and were reserved against notwithstanding the fact that the Corporation’s true economic exposure was limited to the assets conveyed to the trusts in excess of the principal amount of certificates sold to investors. In sum, in light of the changed circumstances described above, the Corporation felt that sale accounting provided a clearer and more meaningful presentation to investors of the economic realities of these transactions.
We believe that certain of the powers afforded by the discretionary provisions were used in the past and others were not. In the case of the acquisition of derivatives post-closing and the power to sell loans with respect to which the servicer believed default was imminent, these provisions were never used to the best knowledge of the Corporation. However, the provisions that permitted the servicer to take certain actions, such as decide whether to foreclose on a defaulted loan, in its “sole discretion” were arguably used every time the servicer took the referenced actions.
At the time the discretionary provisions were removed, the Corporation did not have any expectation that its affiliates, the residual holder and the servicer, would exercise their respective powers to direct the trustee to acquire derivatives post-closing or to sell loans that were believed to be in imminent danger of defaulting. The Corporation, however, did believe at that time that the removal of the “sole discretion” language arguably heightened the standard of care owed by the servicer to the certificateholders by making it less subjective. The Corporation also was aware that by deleting the discretionary provisions relating to the servicer, it was renouncing substantive rights that may have been economically beneficial to the servicer under certain circumstances, as discussed earlier in this letter. It is also worth noting that, while the Corporation may not have anticipated using these provisions based on the information available at the recharacterization date, the Corporation was in no position to determine whether it would have found it necessary or appropriate to use them in the future if circumstances changed or whether any successor servicer or residual holder would have elected to exercise the powers afforded by these provisions (as previously noted, subsequent to the recharacterization, the Corporation assigned its servicing responsibilities and residual interests to an unrelated third party).

At the time of the recharacterization, the Corporation did not believe that the removal of the provisions by itself would have an impact on the expected cash flows of the securitization trusts. However, while not anticipated by the Corporation, it is difficult to predict whether it may have been beneficial for the residual holder or the servicer, or their respective successors, to use these provisions in the future under changed circumstances and, if so used, cash flows could have been impacted. For example, the exercise by the residual holder of its discretionary authority to direct the trustee to purchase derivatives post-closing could have had an impact on the amount and/or timing of cash flows since, ostensibly, the source of funds to purchase such derivatives would have come from collections on the mortgage loans that would otherwise be used to pay principal and interest to certificateholders. Also by way of example, the authority of the servicer to dispose of loans with respect to which it believed default was imminent, if exercised, could have resulted in reductions in anticipated yields or even losses on the certificates if the servicer exercised poor judgment.

2.	We note the aggregate cumulative loss information that you provided as of the recharacterization date. If available, please tell us the approximate percentage of loans held in these trusts as of the re-characterization date that you expected would default over the remaining maturity of the loans.
Management Comments
We do not have available the approximate percentage of loans held in the trusts as of the recharacterization date that management expected would default over the remaining maturity of the loans. Based on the available credit loss analysis we had at the time that was used to value the residual interests, the future expected losses as a percentage of the loan portfolio outstanding at the recharacterization date were as follows:

	($ in millions)
	Unpaid	Future expected credit
	principal	losses - At
Securitization	balance of	recharacterization (as a
Deal	loans	% of the outstanding
2002-4	$35.9	13.91%
2002-5	52.5	13.62
2003-1	61.0	15.33
2003-2	71.5	12.12
2003-3	107.7	13.44
2003-4	215.9	9.25
2004-1	246.1	9.41
2004-2	178.2	9.32
2004-3	213.0	8.27
2004-4	273.8	7.18
2004-5	244.8	8.71
2005-3	327.6	9.51
2005-4	263.8	14.90
2005-5	480.7	13.34
2005-6	374.9	15.66
2006-E	224.8	12.76
3.	We note your response to comment 3 of our letter dated February 13, 2009 and related disclosure in Note 23 of your financial statements on page 132 of your 2008 Annual Report filed on March 2, 2009 as Exhibit 13.1 to your Form10-K that states the maximum risk to the Company with respect to on-balance sheet securitized loans was limited to the amount of overcollateralization in each transaction. Please provide us with the following information:
•	C1arify if the overcollateralization was equal to or greater than the maximum inherent credit risk in these on-balance sheets securitized loans, and if not how the credit risk in excess of the maximum risk to the Company was accounted for.

Management Comments
Overcollateralization is a credit enhancement intended to reduce the harm caused to holders of primary certificates by shortfalls in payments received on the mortgage loans. The rating agencies set overcollateralization levels at the time the deal is structured in order to provide to certificateholders the level of protection against losses that was required in order to achieve the desired ratings on the related certificates.
The overcollateralization was greater than the maximum inherent credit risk in the on-balance sheet securitized loans at transfer date.
Generally, losses on the mortgage loans that are not absorbed by overcollateralization are allocated against the subordinated and mezzanine tranches of the primary certificates until the respective principal balances thereof are reduced to zero, and then such losses are borne by the senior primary certificates. The Corporation retained the residual certificates and thus, was entitled to receive any remaining distributed funds after payment of all other distributions were made to the primary certificates. Realized losses would, in effect, be absorbed first by the residual certificates through a reduction in the overcollateralization amount. After a subject transaction’s overcollateralization is reduced to zero, the risk of loss on the securitized mortgage loans is entirely borne by the primary (non-residual) certificateholders.
At recharacterization date there was still an overcollaterization amount on the securitization transactions, and therefore, cash flow shortfalls were still being absorbed by such amounts.
•	Confirm you had no implicit or contractual contingencies or reimbursement agreements with non-residual certificate holders which state you would bear the entire risk after the overcollateralization was reduced to zero.
Management Comments
We confirm that after the overcollateralization is reduced to zero, the primary certificates bear the risk of loss on the underlying mortgage loans. PFH / Equity One had no implicit or contractual contingencies or reimbursement agreements with non-residual certificate holders which state that the Corporation would bear any risk after the overcollateralization was reduced to zero.

As stated in the prospectuses, losses on the mortgage loans that are not absorbed by overcollateralization, will be borne by the primary certificates.
•	Confirm you followed the guidance in paragraph 16 of SFAS 140 regarding the on-balance sheet secured borrowings related to the securitized loan portfolio.
Management Comments
Paragraph 16 of SFAS 140 indicates “A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:
a.     The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes delivery of cash, other financial assets, goods, or services or reacquisition by the debtor of its outstanding debt securities whether the securities are canceled or held as so-called treasury bonds.
b.     The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.
On securitization date, the Trust issued the certificates to the bondholder and therefore has a related liability with the bondholders. Since the transfer of loans by the Corporation did not qualify for sale accounting, the Corporation had a secured borrowing with the Trust.
At the recharacterization date, when the Corporation derecognizes the loans from an accounting perspective, the Trust releases the Corporation from the secured borrowing liability. Criteria “b” was met at the original transfer (securitization) date since for legal purposes the sale occurred at securitization date.
Furthermore, at recharacterization date, the Trust is a qualified SPE and thus, it is required to be consolidated under SFAS No. 140.
Form 8-K filed on January 27, 2009
4.	We note your response to comment 6 of our letter dated February 13, 2009 regarding your goodwill impairment tests. We also refer to the seventh paragraph on page 15 of your 2008 Annual Report filed on March 2, 2009 as Exhibit 13.1 to your Form 10-K which states: “For the BPNA reporting unit, had the implied fair value of the goodwill calculated in Step 2 (assuming the lowest determined Step I Fair value) been 84% lower, there would still be no impairment of the $404 million of goodwill recorded in BPNA as of December 31, 2008”. Please provide us with the analysis and the related underlying assumptions you used to arrive at this conclusion.

Management Comments
As discussed in management’s response to staff comment 6 of the letter dated February 13, 2009 and in the Form 10-K, BPNA’s implied fair value of goodwill calculated in Step II exceeded the goodwill carrying amount, resulting in no goodwill impairment. As a sensitivity test, management calculated the Step II implied fair value of goodwill based on the Step I fair value as determined under both market and discounted cash flow approaches. The sensitivity statement included in the Exhibit 13.1 of the 10-K (and quoted in your question above) is based on the lowest calculated Step II implied fair value of goodwill, which would need to be at least 84% lower in order to be equal to the goodwill carrying amount. An impairment of goodwill is recorded once the Step II implied fair value of goodwill is below its carrying amount. Please refer to Confidential Exhibit A for details on the analysis and the specific sensitivity computations. Also, refer to Confidential Exhibit B for Popular, Inc. Loan Portfolio Valuation Analysis as of December 31, 2008 provided by the third-party valuator, which includes results for BPNA.
5.	We refer to your response to the second bullet point of comment 7 which states that for the Step 1 goodwill impairment test the Company used in all cases the fair value based on market comparables as the most appropriate valuation approach. Please tell us and discuss in future filings the basis for this conclusion.
Management Comments
We would like to clarify that our statement that indicated that “in all cases the fair value based on market comparables was the utilized as the most appropriate valuation approach” referred to the particular results obtained in the 2008 evaluation of three reporting units in which the Step I test was passed with one valuation method and failed with another method. The reporting units were Popular Mortgage, Popular Finance and Banco Popular, National Association, with goodwill balances of $4.2 million, $1.6 million and $13 thousand, respectively.
Popular Mortgage passed the Step I test with the discounted cash flow (DCF) analysis and failed it with the market comparable approach. The difference was mainly attributed to deteriorated market conditions affecting the mortgage industry, which have depressed the market value of companies and transactions in the mortgage industry. Management determined to utilize the Step I fair value determined with the market comparable approach as it reflected the most conservative value, triggering the execution of the Step II analysis for Popular Mortgage, which subsequently concluded that there was no goodwill impairment.
Popular Finance failed the Step I test with the DCF methodology and passed it with the market comparable approach. During the annual 2008 goodwill impairment evaluation as of July 31, 2008, management was in the process of evaluating the potential sale of this business. The discounted cash flow analysis was modified to incorporate the synergies and cost savings that a purchaser would realize in a transaction. The value determined with the revised assumptions was comparable to the value obtained under the market value methodology, and also passed the Step 1 test. Therefore, the fair value determined under the market comparable companies approach was deemed to be the most appropriate under these particular circumstances. On November 2008, management concluded that the completion of a sale transaction was not likely and decided to integrate Popular Finance’s business to Banco Popular of Puerto Rico, ceasing originations and closing its retail network. The $1.6 million goodwill recorded at Popular Finance was written-off.

Banco Popular, National Association (BP,NA) failed Step I test with the DCF methodology and passed it with the market comparable approach. At the time of the annual 2008 goodwill impairment evaluation, management was in the process of evaluating a corporate reorganization and planned to transfer the net assets of BP,NA at book value to BPPR. This reorganization was completed on January 2009. Therefore, the fair value determined under the market comparable companies approach (which was very similar to the reporting unit’s book value) was deemed to be the most appropriate under these particular circumstances.
The valuation methodology used by the Corporation for its goodwill impairment evaluation is described in Note 12 to the audited financial statements for the year ended December 31, 2008, which is incorporated in the Corporation’s 2008 Form 10-K. As previously described, Popular evaluates the particular circumstances of each reporting unit in order to determine the most appropriate approach. We will continue discussing our methodology and any changes thereof in future filings.
Popular, Inc. hereby acknowledges that:
*	We are responsible for the adequacy and accuracy of the disclosure in the filings;

*	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

*	Popular, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that we have addressed satisfactorily all items mentioned in your letter. However, if you have any further questions or require any additional information, please do not hesitate to contact the undersigned at 787-754-1685 or Ileana Gonzalez, Senior Vice President and Corporate Comptroller, at 787-763-3258.
Sincerely,
/s/ Jorge A. Junquera
Jorge A. Junquera
Senior Executive Vice President
and Chief Financial Officer

Rule 83 Confidential Treatment
request made by
Popular, Inc.
EXHIBIT A
BPNA Step II Results and Sensitivity Analysis as of December 31, 2008
     [Redacted Material BPOP-01]

Rule 83 Confidential Treatment
request made by
Popular, Inc.
EXHIBIT B
Popular, Inc. Loan Portfolio Valuation Analysis as of December 31, 2008
     [Redacted Material BPOP-02]